Exhibit 4.61

TERMINATION AND SETTLEMENT AGREEMENT

March 22, 2005

Via Email (richard.xue@corp.elong.com)

Richard Xue

Sino Faith Assets Limited

Attn: Richard Xue, Director

Dear Richard:

This letter describes our proposed agreement concerning the termination of your employment with eLong, Inc. (hereinafter, “eLong,” or the “Company”). The benefits described below are available to you only if you execute this Agreement, which includes a release of all claims and additional conditions as set forth below.

Your employment with the Company will be terminated effective March 31, 2005 (the “Termination Date”). You will continue to be paid your present base salary of US$105,000 per annum through the Termination Date, payable in accordance with the normal payroll policies of the Company.

Effective as of the Termination Date, you resign from your position as Director and Vice President of Business Development and Strategy of the Company, and from all other positions you may currently hold as an officer or director of any of the Company’s subsidiaries or affiliates. You shall sign and deliver to the Company such other documents as may be necessary to effect or reflect such resignations.

The termination of your employment with the Company pursuant to this Agreement shall be considered a Voluntary Termination by you pursuant to Section 6(b) of the Employment Agreement. As such, you will not be entitled to receive any severance benefits pursuant to Section 6(d) of the Employment Agreement. In the event that you do not sign this Agreement, the Company reserves the right to Terminate the Agreement for Cause pursuant to Section 6(c).

Between the date of this letter and the termination date, you agree to be available at all reasonable times to assist the Company on as “as needed” basis to help accomplish an orderly transition following the termination of your employment with the Company. You will cooperate with the Company when, as and if requested by the Company, in connection with any transitional matters, with due allowance for your right to take any accumulated but unused vacation entitlement prior to the Termination Date.

On December 1, 2003, the Company granted you an option (the “Option”) to purchase Two Hundred and Forty Thousands (240,000) Ordinary Shares of the Company at an exercise price of US $1.53 per share pursuant to the eLong, Inc. Stock Option Plan, as adopted by the Company on April 18, 2001 and amended by the Company on April 23, 2004 (the “Plan”). Both parties agree and acknowledge that the Option is subject to the terms and conditions set forth in the Plan, the Employment Agreement dated July 23, 2004 between you and the Company (the “Employment Agreement”) and the Option Agreement entered into by the Transferee and the Company on even date herewith. We acknowledge and agree that your rights in the Option were effective notwithstanding that you and the Company did not enter into an Option Agreement, as that term is defined in Section 6 of the Plan.

You transferred the Option to Eru Ma pursuant to a letter agreement dated July 15, 2004 and Eru Ma subsequently transferred the Option to Sino Faith Assets Limited (the “Transferee”) pursuant to a deed of assignment dated July 24, 2004. Both transfers were approved by the Company pursuant to the terms of Section 7(g) of the Plan. These transfers were effective notwithstanding that you and the Company did not enter into an Option Agreement, as that term is defined in Section 6 of the Plan.

As of the Termination Date, the Option has vested with respect to One Hundred Eighty Thousand (180,000) Ordinary Shares of the Company as set forth below:

•	Eighty Thousand (80,000) Ordinary Shares vested on December 1, 2004;

•	Eighty Thousand (80,000) Ordinary Shares vested upon the exercise by IACT Asia Pacific Limited of a warrant to purchase 17,362,134 million shares of high-vote ordinary shares of the Company on December 15, 2004; and

•	Twenty Thousand (20,000) Ordinary Shares vested on March 1, 2005.

We acknowledge and agree that the exercise by IACT Asia Pacific Limited of a warrant to purchase 17,362,134 million shares of high-vote ordinary shares of the Company on December 15, 2004 constituted a Change of Control as that term is defined in the Employment Agreement.

In addition to the foregoing, the Company has agreed that, the Option will vest with respect to an additional Twenty Thousand (20,000) Ordinary Shares in consideration of the benefits provided to you under this Agreement.

In light of the above, the parties agree and acknowledge that the Transferee may exercise the Option to purchase Two Hundred Thousand (200,000) Ordinary Shares of the Company on or before June 30, 2005 in accordance with the Plan and the Option Agreement.

The parties acknowledge and agree that the Option for the remaining Forty Thousand (40,000) Ordinary Shares of the Company, together with the option to purchase One Hundred Thousand (100,000) Ordinary Shares of the Company granted by the Company to you on July 23, 2004, are unvested and will expire unexercised upon the Termination Date.

In the event that the Transferee exercises all or part of the Option, the shares purchased by the Transferee shall be deemed to be held by you for purposes of the sale and transfer restrictions set forth in Section 5(c) of the Employment Agreement.

In consideration of the benefits provided to you under this Agreement, you agree that the first section of Section 1 of the Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement (the “Employee Obligations Agreement”) dated July 23, 2004 between you and the Company shall be amended as follows:

During my employment with eLong and continuing until March 31, 2008, I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of eLong. “Competitor” means an entity or business that is engaged in the development, operation or marketing of any travel business targeted in China.

You acknowledge and agree that the benefits provided to you under this Agreement (in lieu of the cash payments that the Company was required to make to you under the Employee Obligations Agreement prior to its amendment by this Agreement) are adequate consideration for your performance of the obligations under Section 1 of the Employee Obligations Agreement. Except for the above amendment to Section 1, the Employee Obligations Agreement shall remain in full force and effect.

You are required to return all Work Product (as defined in the Employee Obligations Agreement, and all notes, memoranda, records, customer lists, proposals, business plans or other documents and all computer software, materials, tools, equipment or other property (or copies of any of the foregoing) belonging to the Company before the Termination Date. Pursuant to Section 7 of the Employee Obligations Agreement, you will sign and deliver to the Company the certificate attached hereto as Annex A on or before the Termination Date.

All parties agree to keep the existence and terms of this Agreement completely confidential, except that each party may disclose it confidentially to legal counsel or to tax advisors, to enforce its terms or to respond to a valid subpoena or other legal process.

To the extent permitted by law, you shall not make, publish or state, or cause to be made, published or stated, any defamatory or disparaging statement, writing or communication pertaining to the character, reputation, business practices, competence or conduct of the Company, its subsidiaries, affiliates, shareholders, directors, officers, employees, agents, representatives or successors.

In consideration of the benefits provided to you under this Agreement, you do hereby, for yourself, your heirs, executors, administrators and assigns, release and agree to indemnify and hold harmless Releasee, as hereinafter defined, from any and all claims, charges, complaints, damages, or causes of action, now existing, both known and unknown, of every name and nature, including but not limited to all claims of breach of contract or misrepresentation and wrongful discharge, claims based upon the right to the payment of wages, bonuses, vacation, pension benefits, stock benefits or any other employee benefits, or any other rights arising under any law of the jurisdiction(s) in which you reside and in which Company does business. You further represent that you have not filed against the Company or any of the other Releasees, any complaints, charges or lawsuits with any governmental agency or any court prior to the date hereof.

The term “Releasee” in the previous paragraph shall be defined to include: the Company, its subsidiaries, affiliates, together with each of those entities’ present and former shareholders, directors, officers, agents, employees, and successors, and all persons, members, agents, entities or parties claiming by, through and under the named parties.

You acknowledge that prior to your execution of this release: you have been provided with the option and opportunity of reviewing this release with independent counsel of your own choosing and have, in fact, consulted with your attorney concerning this Agreement; you are competent to exercise this release; the only consideration for this release are the benefits described herein and no other promise or agreement has been made; your agreement to execute this release has not been obtained by any duress; and you fully understand that this document is intended to be a complete and legally binding general release.

You agree to make yourself reasonably available to the Company to respond to reasonable requests by the Company for information concerning matters involving facts or events, relating to the Company or any of the Company’s subsidiaries or affiliates, that may be within your knowledge, and to cooperate with and assist the Company and any subsidiary or affiliate as reasonably requested with respect to any pending and future litigation, arbitration or other dispute resolution relating to any matter in which you were involved during your employment with the Company. The Company will reimburse you for your reasonable travel expenses and other costs that you incur as a result of your cooperation and assistance under this paragraph.

This Agreement, together with the Employment Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware. The Employee Obligations Agreement, as amended by this Agreement, shall continue to be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of law rules thereof.

Any controversy or claim arising out of or relating to this Agreement shall be settled in accordance with Section 9(b) and (c) of the Employment Agreement. Any controversy or claim arising out of or relating to the Employee Obligations Agreement shall be settled in accordance with Section 8(b) of the Employee Obligations Agreement.

You agree that should any of the provisions of this Agreement be declared or determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby.

If, after review, you agree to and accept the terms and conditions of this letter, please sign and return the enclosed copy of this letter not later than March 24, 2005.

Sincerely,

/s/ Justin Tang
Justin Tang
Chief Executive Officer

Cc:	InterActiveCorp
152 West 57th Street
New York, NY 10019
Attention: General Counsel

AGREED AND ACCEPTED:

We hereby accept and agree to all of the terms and provisions of this Agreement.

SINO FAITH ASSETS LIMITED
/s/ Richard Xue
Richard Xue	By:	/s/ Eru Ma
	Printed Name:	Eru Ma
Date: -3-23-05	Title:
Date: 03-23-05

The undersigned also agrees to this Agreement to the extent that it amends the Employee Obligations Agreement.

INTERACTIVECORP

By:	/s/ Barney Harford
Printed Name:	Barney Harford
Title:	President, IAC Travel - Asia Pacific

Date: 3/28/05

ANNEX A

TERMINATION CERTIFICATE

This is to certify that I do not have in my possession or custody, nor have I failed to return, any Work Product (as defined in the Employee Non-competition, Non-solicitation, Confidential Information and Work Product Agreement between me and eLong, Inc. (“eLong”)) or any notes, memoranda, records, customer lists, proposals, business plans or other documents or any computer software, materials, tools, equipment or other property (or copies of any of the foregoing) belonging to eLong.

/s/ Richard Xue
Richard Xue

Date: